SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                           Acura Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00509L109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Larry N. Feinberg
                       c/o Oracle Strategic Partners, L.P.
                         200 Greenwich Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 862-7900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D



----------------------------------------             ---------------------------
CUSIP No.  00509L109                                 Page 2 of 9 Pages
----------------------------------------             ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Larry N. Feinberg
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [X]
                                                                     (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     15,723,209
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                15,723,209
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            15,723,209
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------------------------             ---------------------------
CUSIP No.  00509L109                                 Page 3 of 9 Pages
----------------------------------------             ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Oracle Strategic Capital, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [X]
                                                                     (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     15,723,209
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                15,723,209
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            15,723,209
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------------------------             ---------------------------
CUSIP No.  00509L109                                 Page 4 of 9 Pages
----------------------------------------             ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Oracle Strategic Partners, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [X]
                                                                     (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     15,723,209
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                15,723,209
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            15,723,209
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with respect to the shares of common stock, $0.01 par value ("Common Stock"), of Acura Pharmaceuticals, Inc. (formerly Halsey Drug Co., Inc.), a New York corporation (the "Company"), to amend and restate the Amendment No. 1 to
Schedule 13D filed with respect to the Common Stock on March 10, 2003 ("Amendment No. 1"). This Amendment No. 2 is being filed to report changes in beneficial ownership by the Reporting Persons and beneficial ownership of less than 5% of the total outstanding Common Stock. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in Amendment No. 1.


Item 3.  Source and Amount of Funds or Other
         Consideration.

     Item 3 of Amendment No. 1 is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

     A series of transactions involving the Company were described in the Company's Current Report on Form 8-K, filed on February 10, 2004 (the "2004 Form 8-K"). In connection with these transactions, existing 5% convertible senior secured debentures ("Debentures") held by Strategic Partners were automatically converted into Series C-2 convertible preferred shares ("Preferred Stock") of the Company. The number of shares of Preferred Stock received by Strategic Partners was determined by the price at which the Debentures held by Strategic Partners were convertible into Common Stock. Following the conversion, Strategic Partners held 20,355,231 shares of Preferred Stock and 3,649,461 shares of Common Stock.

     Shortly after the conversion of the Debentures into Preferred Stock, Strategic Partners received a paid-in-kind dividend from the Company of 636,102 shares of Preferred Stock. Following the distribution of this dividend, Strategic Partners held 20,991,333 shares of Preferred Stock and 3,649,461 shares of Common Stock.

     Strategic Partners had previously acquired stock options exercisable for 30,000 shares of Common Stock (the "Options"). These options expired prior to being exercised.

     Another series of transactions involving the Company were described in the Company's Current Report on Form 8-K, filed on November 10, 2005 (the "2005 Form 8-K"). In connection with these transactions, all issued and outstanding shares of Preferred Stock of the Company were automatically converted into Common Stock. Following the conversion, Strategic Partners held 24,640,793 shares of Common Stock.

     Strategic Partners, Strategic Capital and Mr. Feinberg may be deemed to beneficially own the Common Stock held by Strategic Partners.

Item 4.  Purpose of Transaction.

     Item 4 of Amendment No. 1 is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

     The shares of Common Stock deemed to be beneficially owned by Strategic Partners, Strategic Capital and Mr. Feinberg were acquired for, and are being held for, investment purposes. Such shares were acquired in the ordinary course of business and not for the purpose of acquiring control of the Company.

     The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of Amendment No. 1 is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

     (a) As of the close of business on February 14, 2005, the Reporting Persons were the beneficial owners, within the meaning of Rule 13d-3 under the Exchange Act, of 15,723,209 shares of Common Stock. As of that date, these shares represented 4.8% of the 328,962,818 total shares of Common

Stock outstanding as of November 10, 2005, as reported in the Company's most recent Form 10-Q for the quarterly period ended September 30, 2005.

     (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Amendment No. 2.

     Strategic Capital does not directly own any Common Stock. Strategic Capital may be deemed to beneficially own 15,863,660 shares of Common Stock by virtue of the investment discretion it exercises over Strategic Partners as general partner.

     Mr. Feinberg does not directly own any Common Stock. Mr. Feinberg may be deemed to beneficially own 15,863,660 shares of Common Stock by virtue of his control over the business activities of Strategic Capital as managing member.

     (c) The holdings of the Reporting Persons with respect to securities of the Company consist solely of the shares of Common Stock described above. Beginning on November 21, 2005 and continuing through the date of this Amendment No. 2, Strategic Partners has been selling its shares of Common Stock through a series of open market transactions. Except as disclosed herein and in Exhibit 3, there have been no transactions involving the shares of Common Stock of the Company engaged in during the period beginning 60 days prior to February 10, 2004 and ending on the date hereof.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein, other than the partners of Strategic Partners, none of whom individually has such right or power with respect to in excess of 5% of the total outstanding Common Stock.

     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of the Company on February 10, 2006.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

     Item 6 of Amendment No. 1 is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

     Strategic Partners was a party to that certain Debenture Purchase Agreement dated February 10, 2004 (the "Oracle Purchase Agreement") by and among the Company, Strategic Partners and the other investors listed therein. The Oracle Purchase Agreement is incorporated herein by reference as Exhibit 1.

     Strategic Partners had previously entered into a Voting Agreement, dated February 10, 2004, in order to effectuate certain of the contemplated transactions set forth in the 2004 Form 8-K. Under this agreement, Strategic Partners agreed to vote in favor of an amendment to the Company's certificate of incorporation to, among other things, increase the Company's authorized preferred stock. This Voting Agreement is incorporated herein by reference as
Exhibit 2.

     Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement or between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         1.   Oracle Purchase Agreement --- incorporated herein by reference to
              Exhibit 10.1 of the 2004 Form 8-K.

         2. Voting Agreement, dated February 10, 2004 --- incorporated herein by reference to Exhibit 10.5 of the 2004 Form 8-K.

         3.   List of Transactions in the Company Common Stock.


             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2006

                                        /s/ Larry N. Feinberg
                                        ----------------------------------------
                                        Larry N. Feinberg


                                        ORACLE STRATEGIC CAPITAL, L.L.C.


                                        By: /s/ Larry N. Feinberg
                                            ------------------------------------
                                            Name:  Larry N. Feinberg
                                            Title: Managing Member



                                        ORACLE STRATEGIC PARTNERS, L.P.

                                        By: ORACLE STRATEGIC CAPITAL,
                                            L.L.C., General Partner


                                        By: /s/ Larry N. Feinberg
                                            ------------------------------------
                                            Name:  Larry N. Feinberg
                                            Title: Managing Member





                               [SIGNATURE PAGE TO
                         AMENDMENT NO. 2 TO SCHEDULE 13D
                                 WITH RESPECT TO
                          ACURA PHARMACEUTICALS, INC.]